Exhibit 99.1

Berlin, November 30, 2020 – Jumia Technologies AG (“Jumia”), the leading pan-African e-commerce platform, today announced that it had entered into an “at the market offering” sales agreement with Citigroup Global Markets Inc. (“Citi”) for an aggregate 7,969,984 of Jumia’s ADSs. Jumia intends to use the net proceeds from this offering for general corporate purposes. The amount of net proceeds will depend upon the market price at which the ADSs are sold.

A shelf registration statement was previously filed with the SEC and declared effective by the SEC on July 30, 2020. A prospectus supplement adds to, updates or otherwise changes information contained in the accompanying prospectus and has been filed with the SEC and is available on the SEC’s website located at www.sec.gov. Prospective investors should read the prospectus, the prospectus supplement and other documents the Company has filed with the SEC (some of which are incorporated by reference into the prospectus and prospectus supplement) for more complete information about the Company, the at the market offering and the risks the Company currently is facing. You may obtain copies of the prospectus supplement and accompanying prospectus relating to the offering without charge by visiting the SEC’s website at www.sec.gov. Alternatively, Jumia, Citi or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by writing to Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; (Tel: 800-831-9146).

Jumia’s ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “JMIA.” On November 27, 2020, the closing sale price of our ADSs was $36.89 per ADS.

This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any ADSs of the Company, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of ADSs in any jurisdiction in which the offer, solicitation of an offer to buy or sale would be unlawful.

About Jumia

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of its marketplace, which connects sellers with consumers, its logistics service, which enables the shipment and delivery of packages from sellers to consumers, and its payment service, which facilitates transactions among participants active on our platform in selected markets.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this release include, but are not limited to, statements concerning the terms of the proposed offering. Risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” in Jumia’s registration statement on Form F-3. Forward-looking statements speak only as of the date the statements are made and are based on information available to Jumia at the time those statements are made and / or management’s good faith belief as of that time with respect to future events. Jumia assumes no obligation to update forward-looking statements to reflect events or circumstances after the date that they were made, except as required by law.

Contacts

Safae Damir Head of Investor Relations

investor-relations@jumia.com

Abdesslam Benzitouni

Head of PR and Communications

press@jumia.com